16003588

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPP Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Lazarus 212-455-4515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Lazarus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPP Capital Partners, LLC, as of February 24, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

PERLA I. TORIBIO
Notary Public, State of New York
Qualified in Bronx County
No. 01TO6276703
My Commission Expires 02-19-2017

2-24-16

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2015

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 7

CITRIN COOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
SPP Capital Partners, LLC

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC as of December 31, 2015. This financial statement is the responsibility of SPP Capital Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 23, 2016

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$ 3,361,471
Fees and other receivables	83,538
Furniture, equipment and leasehold improvements	47,456
Due from affiliate	18,972
Other assets	136,736
TOTAL ASSETS	$3,648,173

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,002,448
Deferred rent	103,806
Subordinated loan	1,100,000
Total liabilities	3,206,254
Commitments and contingencies (Note 9)	
Member's equity	441,919
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,648,173

See accompanying notes to statement of financial condition.

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(ii).

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Corporate finance fees on private placements or securities underwriting are recorded when earned, which is generally at the time a transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Fees receivable include reimbursable expenses allowed under the terms of advisory services agreements. Service fees earned are based on an agreement with an affiliate (see Note 7).

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable
Fees receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fees receivable (continued)
Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2015, are collectible.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2015:

Furniture and fixtures	$ 89,774
Computer equipment	147,414
Leasehold improvements	90,079
	327,267
Less: accumulated depreciation and amortization	(279,811)
	$ 47,456

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2015:

Employee and member bonuses accrued	$ 1,698,745
Other operating expenses accrued	274,791
NYC unincorporated business tax payable	28,912
	$ 2,002,448

NOTE 5. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. At December 31, 2015, the rate on the loan was 10.5%.

The subordinated loan, which matures on October 6, 2018, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan. Employees vest in the employer's contribution over a three-year period after the first year of service.

NOTE 7. RELATED-PARTY TRANSACTIONS

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. The agreement also provides for an additional fee equal to the amount of SPP Mezzanine Partners II, LLC's year-to-date revenues minus expenses, which includes the advisory fees and bonus. Advisory and other fees received in 2015 related to these agreements amounted to $331,632. As of December 31, 2015, $18,972 was not collected.

NOTE 8. INCOME AND OTHER TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the statement of operations.

NOTE 8. INCOME AND OTHER TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2012.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company conducts its operations from a facility that is leased under a non-cancelable operating lease expiring on April 15, 2019, for its office space in New York City. The future minimum rental payments required under this lease as of December 31, 2015, are summarized below:

Year ending December 31:	Amount
2016	$ 373,545
2017	358,557
2018	401,275
2019	133,758
	$ 1,267,135

Deferred rent

The total amount of rent under the operating lease is reflected in operations on the straight-line method over the remaining term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

Employment agreements

The Company has entered into employment agreements with three key employees that expire on September 30, 2018. These agreements provide for (1) annual base salaries totaling $812,500, (2) compensation increases at the sole discretion of the members, provided, however, that no such increase shall be in an amount in excess of the cumulative change in the CPI(U) as published by the U.S. Department of Labor - Bureau of Labor Statistics, for New York State during the period since the base salary was last adjusted, (3) additional compensation to provide for incremental personal income taxes paid by the employees due to their status of members of the Company, and (4) annual bonuses, which include a base bonus, and additional bonus, all as defined in the employment agreements. The total amount of the bonuses and accrued salary payable to members at December 31, 2015, was $370,028 and is reflected in "Accounts payable and accrued expenses" in the statement of financial condition as of December 31, 2015.

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies

From time to time, the Company may be a party to litigation or regulatory proceedings arising during the ordinary course of operations. During 2014, the Company was asked to sign a letter requesting that the Company not assert the passage of time as a defense in a matter related to a claim by an investor in the equity of Allied Fiber, LLC ("Allied Fiber"), a former client of the Company. The claim was settled through an agreement between Allied Fiber and the investor in fiscal year 2015.

NOTE 10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation. Approximately 31% of the Company's revenues for the year ended December 31, 2015, was attributed to two customers.

NOTE 11. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (or 1500%). Net capital and aggregate indebtedness change from day to day. As of December 31, 2015, the Company had net capital of $1,255,217, which exceeded the Company's net capital requirement of $140,417 by $1,114,800. The Company's percentage of aggregate indebtedness to net capital was 168% at December 31, 2015.